Filed by Texas United Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GNB Bancshares, Inc.
Commission File No. 000-49928

In connection with the proposed merger of GNB Bancshares, Inc. (“GNB”) into Texas United Bancshares, Inc. (“Texas United”), Texas United will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Texas United’s common stock to be issued to the shareholders of GNB. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of GNB and the shareholders of Texas United seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TEXAS UNITED, GNB AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus may also be obtained by directing a request by telephone or mail to Texas United Bancshares, Inc., 202 West Colorado St., La Grange, Texas 78945, Attn: Investor Relations. Texas United’s telephone number is (979) 968-8451.

The directors, executive officers, and certain other members of management of Texas United and GNB may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about Texas United’s directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statement issued by Texas United, which is available on its web site and at the address provided in the preceding paragraph.

The following is the text of a news release issued by Texas United.

202 West Colorado • P.O. Box B La Grange, Texas 78945 News Release For Information Contact: Tom Adams, 979.968.7261

Texas United Bancshares, Inc. Announces 38% increase in
First Quarter Earnings

For immediate release: May 5, 2004

     LA GRANGE — Texas United Bancshares, Inc. (Nasdaq: TXUI today reported first quarter 2004 net income of $1.6 million or $0.37 per diluted share, an increase of $434,000 or $0.10 per diluted share, compared to the first quarter of 2003. The annualized return on average assets was 0.96% and the annualized return on average equity was 15.3% for the first quarter of 2004.

     Other financial results for the quarter included net interest income of $6.7 million before provision for loan losses, up 3.1% from the first quarter 2003. The net interest margin for the first quarter of 2004 and 2003 was 4.63% and 5.18%, respectively. Average total loans, including loans held for sale, for the first quarter 2004 were up $13.1 million, a 3.5% increase from the first quarter of 2003. Average deposits for the first quarter of 2004 were up $61.8 million, a 13.5% increase from the first quarter of 2003.

     Non-interest income was $3.7 million in the first quarter of 2004, compared to $2.6 million for the same period in 2003. The increase is attributed to the $1.2 million in mortgage fees generated from Community Home Loan, Inc. which was acquired in February of 2004.

     Non-interest expenses for the quarter were $7.9 million, compared to $6.7 million for the same period in 2003. The increase is primarily attributed to the $1.2 million in employee compensation and benefits and other operating expenses from Community Home Loan, Inc. The provision for loan losses was $150,000 in the first quarter 2004, compared to $800,000 in the same quarter in 2003. The Company increased its provisions during 2003 primarily due to the growth in the loan portfolio, changes in the Central Texas economy, and the increase in net charge-offs.

     Non-performing assets totaled $2.4 million or 0.59% of loans and other real estate at March 31, 2004 compared to $2.3 million or 0.59% of loans and other real estate at December 31, 2003. For the three months ended March 31, 2004, the Company had net recoveries of $50,000. Charge-offs for the first three months ended March 31, 2004 are down from 2003 levels primarily due to the sale of State Bank’s credit card portfolio in the fourth quarter of 2003. Net charge-offs were $2.3 million or 0.61% of average loans for the year ended December 31, 2003. The allowance for loan losses totaled $4.1 million at March 31, 2004 compared to $3.9 million at December 31, 2003.

     As of March 31, 2004 Texas United Bancshares, Inc. had total assets of $658.7 million and total deposits of $536.7 million. Shareholders’ equity of $40.8 million represented 6.2% of total assets.

     Texas United Bancshares, Inc. is a registered financial holding company listed on the Nasdaq National Market under the symbol “TXUI.” Its wholly owned subsidiary, State Bank, offers a complete range of banking services through 18 full service banking centers located in the greater central and south central Texas area. In addition, State Bank has seven mortgage loan production offices located in Houston and San Antonio through its wholly owned subsidiary Community Home Loan, Inc.

Except for historical information, certain of the matters discussed in this news release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including, but not limited to, the following: general business and economic conditions in the markets Texas United serves may be less favorable than expected which could decrease the demand for loan, deposit and other financial services and increase loan delinquencies and defaults; changes in the interest rate environment which could reduce Texas United’s net interest margin; acquisition integration may be more difficult than anticipated; legislative or regulatory developments including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial securities industry; competitive factors may increase, including product and pricing pressures among financial services organizations; and changes in accounting principles, policies or guidelines. All written or oral forward-looking statements are expressly qualified in their entirety by these cautionary statements. Please also read the additional risks and factors described from time to time in the company’s reports and registration statements filed with the Securities and Exchange Commission.

Copies of our Company filings are available on our website www.statebanktx.com under the caption of investor relations.

Texas United Bancshares, Inc.
CONSOLIDATED FINANCIAL SUMMARY (UNAUDITED)

	2004	2003
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
CONDENSED INCOME STATEMENTS
($ in thousands)
Net interest income	$6,664	$6,815	$7,035	$6,793	$6,498
Provision for loan losses	150	800	800	500	800
Non-interest income
Service charges on deposit accounts	1,597	1,737	1,718	1,689	1,609
Net servicing fees	(3)	76	1,401	132	18
Net gain on securities transactions	77	3	376	684	231
Other	2,020	1,251	654	884	721

Total non-interest income	3,691	3,067	4,149	3,389	2,579
Non-interest expense
Employee compensation and benefits	4,274	4,375	4,509	4,349	3,456
Occupancy	1,088	1,142	1,214	1,144	1,121
Other	2,575	2,210	2,465	2,166	2,139

Total non-interest expense	7,937	7,727	8,188	7,659	6,716

Income before provision for taxes	2,268	1,355	2,196	2,023	1,561
Income taxes	703	166	667	631	430

Net income	$1,565	$1,189	$1,529	$1,392	$1,131

PER SHARE DATA
Net income — basic	$0.39	$0.30	$0.38	$0.35	$0.29
Net income — diluted	0.37	0.29	0.37	0.34	0.27
Cash dividends	0.07	0.07	0.07	0.07	0.07
Book value	10.17	9.49	9.11	9.67	9.28
Period-end common shares outstanding	4,017	4,002	3,995	3,995	3,968
Weighted average shares — basic	4,010	4,000	3,995	3,978	3,965
Weighted average shares — diluted	4,193	4,154	4,163	4,139	4,120

SELECTED ANNUALIZED RATIOS
Return on average assets	0.96%	0.75%	0.97%	0.93%	0.79%
Return on average equity	15.33	12.86	16.70	14.38	12.70
Net interest margin to average earning assets	4.63	4.75	4.91	5.16	5.18

Texas United Bancshares, Inc.
CONSOLIDATED FINANCIAL SUMMARY (UNAUDITED)

	2004	2003
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
BALANCE SHEET SUMMARY
($ in thousands)
Average Balance:
Loans (including loans held for sale)	$391,820	$376,623	$384,748	$367,909	$378,671
Earning assets	578,730	568,074	568,068	527,609	509,197
Total assets	650,610	632,285	631,398	601,609	581,287
Total deposits	517,797	505,431	501,208	476,178	456,016
Shareholders’ equity	40,845	36,970	36,621	38,728	36,128
Period-End Balance:
Net Loans (including loans held for sale)	$402,747	$380,438	$369,542	$365,930	$354,269
Earning assets	589,071	568,878	560,158	543,863	521,431
Goodwill and intangible assets	14,365	13,940	14,259	12,896	12,798
Total assets	658,720	637,319	630,142	614,374	591,661
Total deposits	536,749	501,631	503,706	495,614	474,599
Shareholders’ equity	40,845	37,987	36,396	38,647	36,821

ASSET QUALITY
($ in thousands)
Allowance for loan losses:	$4,093	$3,893	$3,896	$3,584	$3,593
As a percentage of period-end loans	1.01%	1.01%	1.04%	0.97%	1.00%
Net (recoveries) charge-offs:	$(50)	$803	$488	$509	$503
As a percentage of average loans (annualized)	—%	0.85%	0.51%	0.55%	0.54%
Non-performing assets:
Past due and non-accrual	$2,073	$1,988	$1,373	$1,445	$1,633
Other real estate	333	273	449	369	375

Total	$2,406	$2,261	$1,822	$1,814	$2,008
As a percentage of:
Total assets	0.37%	0.35%	0.29%	0.30%	0.34%
Total loans plus other real estate	0.59	0.59	0.49	0.49	0.56

CONSOLIDATED CAPITAL RATIOS
Tier 1 risk-based capital ratio	9.61%	9.54%	8.09%	8.35%	8.32%
Total risk-based capital ratio	10.56	10.47	9.01	9.26	9.27
Tier 1 leverage ratio	6.46	6.46	5.47	5.56	5.52